June 2, 2008

Jennifer Magro
Citigroup Abingdon Futures Fund L.P.
c/o Citigroup Managed Futures LLC (General Partner)
731 Lexington Avenue 25th Floor
New York, NY 10022

Re: **Citigroup Abingdon Futures Fund L.P.**
        Registration Statement on Form 10
        Filed April 30, 2008

        Amendment No. 1 to Form 10
        Filed May 21, 2008
        File No. 000-53210

Dear Ms. Magro:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us whether this is a mandatory registration of the outstanding securities under Section 12(g) of the Securities Exchange Act or whether this is a voluntary filing. If this is voluntary, please tell us the purpose of the registration of this class of securities.

2.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will become be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

3.   Please tell us whether this registration statement is subject to U.S. Commodities Future Trading Commission disclosure rules and regulations and whether it has been submitted for review to the National Futures Association.

4.   If applicable, please disclose your website or the website of your General Partner.

Business, page 2

5.   Please revise your filing to include an organizational chart showing the structure of the Partnership and the entities to which its assets are allocated.

6.   We note your disclosure that the Partnership allocates "substantially all" of its assets to the Advisor. Please disclose how the percentage of assets allocated to your trading advisor is determined.

7.   In the fourth full paragraph, please specifically explain how your trading structure with your trading advisor will "promote efficiency and economy in the trading process."

8.   Please revise your business section to include a discussion of your margin requirements, including information on how those requirements are determined and can change over time.

Competition, page 5

9.   Please provide more information as to the nature of the types of competition referenced, including an estimate of the number of competitors and a description of your competitive position. Also, please disclose the principal methods of competition.

Conflicts of Interest, page 6

10.   Please discuss the conflicts of interest posed by Citigroup Managed Futures LLC's position as both General Partner of the Partnership and General Partner of CMF Winton Master L.P. Disclose whether Citigroup Managed Futures LLC receives any portion of the management fee or incentive fee in its capacity as General Partner of the Master.

(1) Relationship among the Partnership, the General Partner and CGM, page 6

11.   In the second full paragraph of this section you state that the General Partner shares in the brokerage fees paid by the Partnership to CGM. Please revise to clarify whether the General Partner also shares in CGM's 20% share of the interest earned on assets deposited with CGM.

12.   Please tell us whether CGM's 20% share of interest earned on assets deposited with CGM is customary compensation paid to commodity brokers in funds similar to the Partnership.

(2) Accounts of CGM, the General Partner and their Affiliates, page 7

13.   Please state whether CGM currently trades on its own account. Also, please revise to explain the risks posed to the Partnership when the General Partner and/or CGM trade on their own account.

14.   Please disclose whether the Partnership competes for positions in the market with the other limited partnerships for which Citigroup Managed Futures LLC is the general partner.

(3) Other Accounts of the Advisor and its Affiliates, page 7

15.   Please state whether the Advisor currently trades on its own account.

16.   Please quantify the number of other accounts managed by the Advisor and its affiliates and disclose the number of such managed funds that compete with the Partnership for positions in the market.

A Non Discretionary System, page 9

17.   You state that the Advisor's trading program "is not subject to the influence of individual judgment." On page 28, however, you disclose certain trading policies of the Partnership and Advisor that serve to minimize the risk relating to low margin requirements. Please clarify whether any of those trading policies require individual judgment by the Advisor and, if so, please reconcile the discrepancy in your disclosures.

Markets Traded, page 10

18.   Please revise to disclose the current portfolio allocations for the Diversified Program.

Fees, Compensation, Expenses and Interest Income, page 10

19.   Please revise footnote (2) to the break-even table to explain the assumptions underlying the estimated amount for the advisor's incentive fee.

20.   Please revise footnote (5) to the break-even table to disclose the basis for assuming an annual interest rate of 1.34%.

Risk Factors, page 18

21.   Please revise to include risk factors addressing each of the risks posed to investors by the various conflicts of interests discussed beginning on page 6 of your filing.

(b) Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

22.   We note that the Partnership was organized on November 8, 2005 and that it commenced trading on February 1, 2007. Briefly describe the activities of the Partnership from inception through the commencement of trading.

(1) Liquidity, page 27

23.   We note your statement on page 28 that the Partnership normally has "low margin deposit" requirements. Please quantify your margin requirements and provide an analysis of your ability to satisfy said requirements.

(3) Results of Operations, page 31

24.   Please revise to clarify the amount of increase in your net assets attributed to gains on investments versus additional capital contributions. Similarly, disclose the impact of fees versus redemptions on the Partnership's net asset value for each of the years reported.

25.   We note the discussion of gains and losses at the top of page 32. Please revise to describe the Partnership's exposure to the various sectors described and quantify the Partnership's gains and losses in these sectors during the period presented.

26.   We note your discussion in the sixth full paragraph on page 32 of the brokerage fees incurred from February 1, 2007 to December 31, 2007. Please revise to quantify and discuss your floor brokerage, exchange, clearing, and related fees paid or reimbursed to CGM on a per transaction basis over that same time period.

(3) Quantifying the Partnership's Trading Value at Risk, page 34

27.   Because you are not currently subject to the reporting requirements of section
        13(a) or section 15(d) of the Securities Exchange Act of 1934, please omit
        reference to Private Securities Litigation Reform Act of 1995.

The Master's Trading Value at Risk in Different Market Sections, page 36

28.   We note your disclosure on page 14 that the Partnership is the only Feeder Fund
        invested in the Master. This appears to be inconsistent with the disclosure found
        in Note 1 to the Master's financial statements in Exhibit 99.1. Please clarify the
        sources of capital for the Master ($457,045,133 as of December 31, 2007), of
        which the Partnership only represents 20.2%.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 40

29.   Please identify any persons or groups that hold 5% or more of your outstanding
        redeemable units.

Legal Proceedings, page 45

30.   Please limit your disclosure to material legal proceedings that are currently
        pending. We note that you have included numerous matters that have been
        settled or dismissed. Refer to Item 103 of Regulation S-K.

31.   Refer to the discussion of the subprime mortgage related litigation on page 56.
        Please revise to disclose the relief sought by plaintiffs in these actions.

32.   Refer to the discussion of the West Virginia Attorney General suit on page 58.
        Please revise to disclose the name of the court or agency where the action is
        pending and provide a description of the relief sought.

Summary of the Limited Partnership Agreement, page 61

33.   The reference at the top of page 62 to units purchased "pursuant to this offering"
        is not appropriate since the Form 10 is not an offering document. Please revise
        to remove any language that suggests you are offering securities by means of this
        registration statement.

Item 15. Financial Statements and Exhibits, page 68

Exhibit 99.1

Financial Statements of Citigroup Abingdon Futures Fund LP

34.   Please update your financial statements to include the period ended March 31, 2008 and 2007 for Citigroup Abingdon Futures Fund LP and CMF Winton Master L.P.

Financial Statements of Citigroup Managed Futures LLC

Report of Independent Registered Public Accounting Firm

35.   Please tell us the city and state where your accountant's report was issued. In future filings please have your accountants provide this information within their accountants' report as required by Rule 2-02 of Regulation S-X.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Accountant at 202-551-3439 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at 202-551-3473 or me at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Lisa Eskenazi (*via fax*)